Exhibit 99.21

Notice to ASX/LSE

Rio Tinto launches climate change report

27 February 2019

Rio Tinto today published Our approach to climate change, which shows how the company plans to contribute to and leverage the transition to a low carbon future. The report uses recommendations from the Task Force on Climate-related Financial Disclosures (TCFD) as a framework to assess the potential risks and opportunities of climate change and related policies.

Rio Tinto chief executive officer J-S Jacques said, “Given our decision to strengthen our business and exit coal, we are now the only major mining company with a fossil-fuel-free portfolio, which means we are well-positioned to contribute to a low-carbon future.

“The materials we produce, from infinitely recyclable aluminium to copper used in electrification to our higher grade iron ore product, all play a part in the transition to a low-carbon economy.

“At Rio Tinto, we have reduced our emissions-intensity footprint by almost 30 per cent since 2008, putting us on track to beat our targets. Renewable energy is now used to produce nearly three-quarters of the electricity we use.

“We are aware that we have more to consider on climate change and will work with partners such as the members of the Energy Transitions Commission, Alcoa and Apple, the World Bank and others, to look at further sustainable solutions that enable us to continue to generate profits and contribute to people, the planet and prosperity”.

Rio Tinto has publicly acknowledged the reality of climate change since 2005, signed the Paris Pledge in support of the ambition and commitments set out in the Paris Agreement in 2015 and contributes to the United Nations Sustainable Development Goals.

Andrew Gray, Director ESG & Stewardship, AustralianSuper and Member, Climate Action 100+, said “Last year Rio Tinto supported the recommendations of the TCFD and we welcome their first report under this structure. 2018 saw the company undertake technological breakthroughs in materials that have a key role in the low carbon transition. We are also encouraged that Rio Tinto has joined the Energy Transitions Commission which takes a multi-sector approach to hard-to-abate sectors like steel”.

James Bevan, CIO at charity specialist CCLA, said “2018 saw the completion of Rio Tinto’s strategic exit from coal. Over time the company will face other complex portfolio and operational choices, so it is useful to see initial quantification of the impact of the low carbon transition on different commodities. We look forward to reviewing Rio Tinto’s new targets and metrics for the 2020s: a critical part of the TCFD recommendations and investors’ collective Climate Action 100+ request for Paris alignment”.

Climate risks and opportunities have formed part of Rio Tinto’s strategic thinking for over two decades. The company has outlined it will take action in four key areas:

1.	Supply essential metals and minerals for the transition to a low-carbon economy
2.	Reduce emissions from its own footprint
3.	Identify and assess physical risk exposures
4.	Partner to advance climate goals

Supplying essential materials

Policies and technologies that reduce emissions are expected to increase demand for many of Rio Tinto’s products. Electric vehicles use up to six times as much copper as those with internal combustion engines; aluminium’s lightweight properties can reduce fuel use in trucks, cars and planes; and borates are used in energy-efficient building materials.  Higher quality iron ore is in demand from customers, such as those in China, to reduce their environmental footprint.

Reduce emissions from its own footprint

Rio Tinto has consistently beaten its climate change goals since the business first set short-term and medium-term targets in 2008. The company has already reduced emissions intensity by almost 30 per cent from 2008 levels, putting it on track to beat its latest target of reducing emissions intensity by 24 per cent from 2008 levels by 2020.

The company is working on targets for 2020 and beyond before current targets expire in 2020.

Rio Tinto’s Our approach to climate change report outlines a variety of scenarios and abatement options to help the company achieve its goals and this work will be further refined as targets are set.

Identify and address physical risk exposures

Rio Tinto continues to take steps to manage its risks and increase the resilience of the business to climate change, as well as position itself for new opportunities. The company has a strong governance process in place and regularly reviews and refreshes its approach to climate change within the corporate strategy framework.

Rio Tinto considers the exposure of each of its sites to physical risks related to climate change. The company also tests its portfolio against a range of scenarios mapping the policy and technology pathways necessary to limit global temperature rises. Rio Tinto’s analysis indicates that its business is relatively robust, including against a 2°C scenario, consistent with the goals of the Paris Agreement.

Partner to advance climate goals

In 2018, Rio Tinto announced a new technology partnership with Alcoa, with support from Apple and the governments of Canada and Quebec, to further develop carbon-free aluminium smelting technology – an industry first. The company also joined the Energy Transitions Commission, the peak body aimed at supporting the transition to a low carbon economy for hard to abate sectors.

Rio Tinto believes tackling climate change effectively will require a level playing field, not only across the mining industry, but across all industries and jurisdictions. The transition will be best managed through partnership between government, business and society.

The full report is available on our website.

Notes for editors

Our approach to climate change 2018 is Rio Tinto’s first report on the impacts of climate change, following the 2017 recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). The TCFD was set up by the G20’s Financial Stability Board to develop a voluntary framework to disclose climate-related financial risks.

Under the GHG Protocol Corporate Standard, Scope 1 greenhouse gas emissions are direct emissions from owned, or controlled sources; Scope 2 emissions are indirect emissions from the generation of purchased energy; and Scope 3 emissions are all indirect emissions outside of Scope 1 and 2 emissions, including those emitted in downstream production.

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